Exhibit 99.1
ArcelorMittal reports second quarter 2026 results
Luxembourg, July 30, 2026 - ArcelorMittal (referred to as “ArcelorMittal” or the “Company” or the "Group") (MT (New York, Amsterdam, Paris, Luxembourg), MTS (Madrid)), the world’s leading integrated steel and mining company, today announced results1 for the three-month and six-month periods ended June 30, 2026.
2Q 2026 key highlights:
Safety focus: Protecting employee health and safety is a core Company value. The multi-year safety transformation continues to deliver measurable improvements, with LTIF rate of 0.60x in 2Q'26.
Delivering structurally improved margins: The Group’s results continue to demonstrate resilience; 2Q 2026 EBITDA of $2.1bn, which represents a margin of $155/t, significantly higher than historical per tonne averages, reflecting the benefits of strategic investments, optimized assets and diversified market exposures. Europe EBITDA per tonne improved by $28/t sequentially, with further upside expected as the benefits of the new TRQ trade tool are realized. Net income in 2Q 2026 was $0.7bn (basic EPS of $0.90/sh).
Financial strength: After returning $0.6bn to shareholders and net working capital investment, net debt increased modestly compared with the prior quarter to $9.5bn4. Liquidity7 remains robust at $10.4bn, and the Company’s free cash flow outlook for 2026 and beyond remains unchanged.
Strong underlying cash generation, supporting shareholder returns and growth investment: The business generated $0.5bn of underlying free cash flow in 1H 2026, after investing $0.8bn in strategic growth projects and excluding the seasonal $2.0bn working capital investment. Given the positive prospects for 2H 2026 profitability, healthy cash generation in 2H 2026 should support continued returns to shareholders and lower net debt.
Capital return policy is creating significant value for shareholders: During 1H 2026, the Company returned $0.7bn to shareholders ($0.2bn dividends and $0.5bn share buybacks). Following the partial monetization of its Vallourec stake, the proceeds of which have been allocated to share buybacks, shareholder returns in 2026 are expected to exceed the policy minimum (i.e. quarterly base dividend of $0.15/sh plus 50% of post-dividend FCF allocated to buybacks). The fully diluted share count has been reduced by 38% since September 20205.
Strategic focus:
Positive outlook across the near, medium and long term: ArcelorMittal is well positioned to deliver value-accretive growth, with robust shareholder returns, whilst maintaining a strong investment-grade balance sheet. Our medium and long-term growth prospects are underpinned by a unique portfolio of opportunities. Alongside the next phase of our growth in India, the world's fastest-growing major steel market, the Company is currently reviewing potential downstream expansions in Brazil (leveraging our low-cost assets and long slab position), and further capacity growth in Liberia (leveraging existing infrastructure). Electrical steels is a core growth focus globally, with projects underway in the US and Europe, and opportunities under development in other key regions. We also see significant opportunities to further expand our renewable energy portfolio, generating more resilient, non-cyclical earnings while enhancing the competitiveness and sustainability of our steel business. Renewables is a key pillar of the Sustainable Solutions segment which remains on track to double its EBITDA by 2028 (vs. 2023).
Europe business gathering momentum under a more balanced trade framework: The Company believes that CBAM, together with the TRQ trade tool implemented from July 1, 2026, can support higher domestic capacity utilization and restore profitability and returns on capital to healthy, sustainable levels. The introduction of comprehensive and more granular country-specific import quotas represents a meaningful improvement, while the introduction of 'Melt & Pour' requirements could further strengthen the integrity and effectiveness of the system. Activity levels have improved following the implementation of the TRQ measures, with stronger order books supporting capacity restarts across Europe. Consequently, European shipments are expected to be stable to slightly higher in 3Q 2026 versus 2Q 2026, compared with the typical high-single-digit seasonal decline. Furthermore, shipments in 2H 2026 are expected to exceed those in 1H 2026 across all segments.
Strategic growth projects support higher EBITDA and ROCE: The Company’s portfolio of organic growth projects and completed M&A is expected to increase EBITDA potential by approximately $1.8bn6 from 2026 and beyond, unchanged from previous guidance. 2026 capex guidance remains unchanged at $4.5bn-$5.0bn, including $1.7bn-$1.9bn of strategic capex.
Financial highlights (on the basis of IFRS1):

(USDm) unless otherwise shown	2Q 26	1Q 26	2Q 25	1H 26	1H 25
Sales	16,761	15,457	15,926	32,218	30,724
Operating income	1,055	753	1,932	1,808	2,757
Net income attributable to equity holders of the parent	683	575	1,793	1,258	2,598
Adjusted net income attributable to equity holders of the parent[4]	683	575	1,005	1,258	1,810
Basic earnings per common share (US$)	0.90	0.76	2.35	1.65	3.40
Adjusted basic earnings per common share (US$)[4]	0.90	0.76	1.32	1.65	2.37

Operating income/tonne (US$/t)	79	59	140	69	101
EBITDA	2,064	1,679	1,860	3,743	3,440
EBITDA/tonne (US$/t)	155	131	135	143	125

Crude steel production (Mt)	14.3	13.3	14.4	27.6	29.2
Steel shipments (Mt)	13.4	12.8	13.8	26.2	27.4
Total Group iron ore production (Mt)	13.5	12.9	11.8	26.4	23.6
Iron ore production (Mt) (AMMC and Liberia only)	10.1	9.7	8.3	19.8	16.7
Iron ore shipment (Mt) (AMMC and Liberia only)	9.4	10.0	9.9	19.4	17.9

Weighted average common shares outstanding (in millions)	760	761	762	761	765
Commenting, Aditya Mittal, ArcelorMittal Chief Executive Officer, said:
“Today’s results, with second quarter EBITDA per tonne of $155, demonstrate the continued evolution of our business towards structurally higher levels of profitability. A key element is the improved outlook for our European business. The implementation of the new tariff rate quota alongside CBAM is creating a more balanced competitive environment. With Europe volumes in the third quarter projected to be stable to higher compared with the second quarter - counter to normal seasonal trends - and positive momentum across our other businesses, we anticipate higher shipments in both the third quarter and the second half of the year, with all segments expected to outperform first‑half volumes.

On safety, we are making encouraging progress. While there is more work to do, we are reporting a record low LTIF for the first half of the year, reflecting the growing impact of our safety transformation programme and the strong commitment of teams across the Group to create safer workplaces every day.

On 1st August, ArcelorMitttal will celebrate its 20th anniversary. Over the past two decades, we have expanded into some of the world’s most attractive steel and mining markets, including India and Southern United States, enhancing the quality of our earnings and increasing our exposure to long-term growth drivers. Our strategic growth initiatives are a key differentiator and position us to create value well beyond the current cycle. From 2026 onwards, this project portfolio is expected to add a collective US$1.8 billion of incremental EBITDA. These projects increase our exposure to long-term growth themes including electrification, renewable energy and grid infrastructure.

Our growing pipeline of future growth opportunities, strengthening contributions from our strategic JV portfolio, and focus on disciplined capital allocation – all backed by an investment grade balance sheet – mean ArcelorMittal is well positioned to deliver structurally higher quality earnings and continue to provide attractive shareholder returns over the long-term. With steel reaffirming its critical importance as a material that supports not only economic growth, but also the energy transition and AI led infrastructure build out, we look forward to further growth, innovation and digitalization in the next decade and beyond.”

Safety and sustainable development
Health and safety:
Protecting employee health and safety is a core Company value. The multi-year safety transformation continues to deliver measurable improvements, with an LTIF rate of 0.53x in 1H 2026 vs 0.66x in 1H 2025.
In 2026, the safety transformation program progressed into its implementation and scale-up phase, focused on embedding execution discipline and delivering consistent, high-quality safety performance across all regions. During 1H 2026, more than 8,000 leaders were assessed against the updated Health and Safety Competency Model, supporting a consistent One ArcelorMittal safety culture globally. In addition, an upgraded Contractor Health and Safety Management Standard was rolled out, establishing a consistent framework to strengthen contractor safety performance across all operations. These initiatives form part of the Company's ongoing efforts to achieve its ambition of zero fatalities and serious injuries.
Own personnel and contractors – Lost time injury frequency rate

	2Q 26	1Q 26	2Q 25	1H 26	1H 25
North America	0.28	0.15	0.29	0.21	0.26
Brazil	0.17	0.17	0.39	0.17	0.35
Europe	1.17	0.85	1.23	1.00	1.21
Sustainable Solutions	1.21	0.72	1.26	0.96	1.24
Mining	0.37	0.19	0.11	0.28	0.17
Others	0.48	0.49	0.54	0.54	0.50
Total	0.60	0.45	0.68	0.53	0.66
Sustainable development highlights:
•Sustainable solutions: Continuing to build exposure to attractive low-carbon infrastructure growth markets. In June 2026, ArcelorMittal Building Solutions announced plans to construct a new manufacturing facility in the United States. Together with recent investments in India and Brazil, the facility will further strengthen ArcelorMittal’s global presence in insulated panels for more energy-efficient buildings. These investments are expected to contribute approximately $0.1bn of incremental EBITDA by 2031 once fully ramped up.
•Electrification is a structural growth driver for steel: Investments in electrification (wind power, solar power and grid expansion) currently targeted by various government policies could require 240–290Mt of steel ex-China through to 2035. ArcelorMittal is well positioned to capture growth through its portfolio of high-value add, high-margin products serving solar, wind, electrical steel and also transmission infrastructure markets.
Analysis of results for the six months ended June 30, 2026 versus results for the six months ended June 30, 2025
Sales for 1H 2026 increased by 4.9% to $32.2 billion as compared with $30.7 billion for 1H 2025, primarily due to 10.2% higher average steel selling prices partially offset by lower shipments.
Operating income for 1H 2026 was $1.8 billion, broadly stable with the underlying performance recorded in 1H 2025. 1H 2025 operating income of $2.8 billion included $1.0 billion of net exceptional gains (a $1.2 billion exceptional gain mainly related to the acquisition of Nippon Steel's 50% stake in AM/NS Calvert, partly offset by $0.2 billion of impairment charges related to the divestment of the Zenica integrated steel plant and Prijedor iron ore mining business in Bosnia).
Depreciation cost for 1H 2026 was $1,529 million, higher than $1,353 million in 1H 2025, primarily due to the consolidation of Calvert (since June 2025) and foreign exchange impact. 12M 2026 depreciation guidance remains unchanged at approximately $3.0 billion.
EBITDA increased by 8.8% to $3,743 million in 1H 2026 as compared to $3,440 million in 1H 2025, primarily driven by stronger results in Europe, North America (reflecting the impact of the Calvert acquisition) and the India and JVs segment partly offset by weaker results in Brazil and Mining.
Income from associates, joint ventures and other investments increased to $406 million in 1H 2026, as compared to $298 million in 1H 2025, reflecting stronger contributions from AMNS India and European investees partially offset by the full consolidation of Calvert since June 2025.
Foreign exchange and net financing charges amounted to $366 million in 1H 2026 as compared to an income of $123 million in 1H 2025 primarily on account of foreign exchange impacts. 1H 2026 was negatively impacted by a 3.0% appreciation of the US dollar against the Euro, while 1H 2025 benefited from a 12.8% depreciation of the US dollar against the Euro.
Net interest expense increased to $269 million in 1H 2026 as compared to $121 million in 1H 2025, primarily due to higher average gross debt (including impact from consolidation of Calvert) and lower interest income. Interest income in 1H 2025 included interest on the amounts receivable (related to the disposal of the Kazakhstan operations, that were fully repaid in 4Q 2025), as well as returns on U.S. dollar-linked investments in Argentina used to preserve the dollar value of cash balances. 12M 2026 net interest expense is expected to be approximately $550 million.
Net income in 1H 2026 of $1,258 million (EPS of $1.65/sh) compares to adjusted net income4 of $1,810 million (adjusted EPS of $2.37/sh) in 1H 2025. The year‑on‑year decline in net income primarily reflects higher foreign exchange losses and increased net interest expense, as explained above.
Net cash provided by operating activities in 1H 2026 was $952 million as compared to $1,062 million in 1H 2025 and includes a working capital investment of $1,981 million as compared to $1,491 million in 1H 2025. Free cash outflow during 1H 2026 of $1,493 million includes capex of $2,373 million (including strategic growth projects totaling $0.8 billion). The free cash outflow, together with shareholder returns of $0.7 billion offset in part by net M&A proceeds during the period, led to an increase in net debt to $9.5 billion on June 30, 2026, as compared to $7.9 billion on December 31, 2025. Gross debt amounted to $14.4 billion on June 30, 2026, as compared to $13.7 billion on June 30, 2025.
Analysis of results for 2Q 2026 versus 1Q 2026
Sales increased by 8.4% to $16.8 billion in 2Q 2026 as compared to $15.5 billion in 1Q 2026, primarily reflecting 4.4% higher average steel prices and 4.1% increase in steel shipments. Average steel selling prices and steel shipments increased in all steel segments.
Operating income increased to $1.1 billion in 2Q 2026 as compared to $0.8 billion in 1Q 2026, reflecting improved operating performance.
Depreciation cost for 2Q 2026 was $780 million as compared to $749 million in 1Q 2026.
EBITDA increased by 22.9% to $2,064 million in 2Q 2026 as compared to $1,679 million in 1Q 2026, driven by improved performance across all steel segments.
Income from associates, joint ventures and other investments increased to $229 million in 2Q 2026, as compared to $177 million in 1Q 2026, primarily due to stronger AMNS India results. 2Q 2026 includes a $0.3 billion gain on the disposal of a 10% stake in Vallourec which was fully offset by $0.3 billion impairment relating to the associate investment in Baffinland.
Foreign exchange and other net financial charges amounted to $286 million in 2Q 2026 as compared to $80 million in 1Q 2026, primarily on account of foreign exchange impacts.
Income tax expense of $175 million in 2Q 2026 compares with an income tax expense of $136 million in 1Q 2026.
Net income in 2Q 2026 increased to $683 million (EPS of $0.90/sh) as compared with $575 million (EPS of $0.76/sh) in 1Q 2026.
Net cash provided by operating activities in 2Q 2026 amounted to $1.0 billion (including a $0.5 billion investment in working capital) as compared to net cash used in operating activities in 1Q 2026 of $9 million (including a $1.5 billion seasonal investment in working capital). Capex totalled $1.1 billion (including strategic growth projects totaling $0.4 billion) for 2Q 2026 and $1.3 billion for 1Q 2026 (including strategic growth projects totaling $0.4 billion and $0.2 billion payment on signing the new Mineral Development Agreement in Liberia)10. Net debt increased to $9.5 billion as at June 30, 2026, as compared to $9.3 billion as at March 31, 2026.

Analysis of operations
North America

(USDm) unless otherwise shown	2Q 26	1Q 26	2Q 25	1H 26	1H 25
Sales	3,671	3,297	3,102	6,968	5,979
Operating income	333	206	1,848	539	2,198
Depreciation	(155)	(177)	(152)	(332)	(277)
Exceptional items[3]	—	—	1,742	—	1,742
EBITDA	488	383	258	871	733
Crude steel production (Kt)	2,202	2,134	2,034	4,336	4,289
- Flat shipments (Kt)	2,296	2,213	1,995	4,509	4,102
- Long shipments (Kt)	695	557	664	1,252	1,332
Steel shipments (Kt)	2,831	2,624	2,531	5,455	5,174
Average steel selling price (US$/t)	1,161	1,089	1,002	1,127	951
Crude steel production increased by 3.2% to 2.2Mt in 2Q 2026, as compared with 2.1Mt in 1Q 2026 following the full recovery of Mexico long operations which were restarted late January 2026.
Sales increased by 11.3% in 2Q 2026 to $3.7 billion, as compared to $3.3 billion in 1Q 2026, primarily reflecting higher steel shipments (+7.9%) and higher average steel selling prices (+6.7%).
Operating income improved to $333 million in 2Q 2026 as compared with $206 million in 1Q 2026.
EBITDA in 2Q 2026 increased by 27.4% to $488 million as compared to $383 million in 1Q 2026, driven mainly by a positive price-cost effect and higher steel shipments.
Brazil9

(USDm) unless otherwise shown	2Q 26	1Q 26	2Q 25	1H 26	1H 25
Sales	3,152	2,809	2,816	5,961	5,464
Operating income/(loss)	274	223	(137)	497	169
Depreciation	(127)	(111)	(91)	(238)	(176)
Exceptional items[3]	—	—	(453)	—	(453)
EBITDA	401	334	407	735	798
Crude steel production (Kt)	3,711	3,514	3,540	7,225	7,119
- Flat shipments (Kt)	2,363	2,281	2,334	4,644	4,391
- Long shipments (Kt)	1,213	1,170	1,176	2,383	2,296
Steel shipments (Kt)	3,568	3,432	3,498	7,000	6,656
Average steel selling price (US$/t)	798	739	747	769	760
Crude steel production increased by 5.6% to 3.7Mt in 2Q 2026, as compared with 3.5Mt in 1Q 2026.
Sales in 2Q 2026 increased by 12.2% to $3.2 billion as compared to $2.8 billion in 1Q 2026. The improvement was driven by higher average steel selling prices (+8.0%) reflecting both stronger Brazilian slab prices and the impact of a 4% appreciation of the Brazilian real, as well as increased steel shipments (+3.9%), primarily into the domestic market benefiting from lower import penetration.
Operating income increased to $274 million in 2Q 2026 as compared to $223 million in 1Q 2026.
EBITDA in 2Q 2026 increased by 20.0% to $401 million as compared to $334 million in 1Q 2026, primarily reflecting a positive price-cost effect and higher steel shipments.

Europe

(USDm) unless otherwise shown	2Q 26	1Q 26	2Q 25	1H 26	1H 25
Sales	7,797	7,446	7,653	15,243	14,871
Operating income	410	239	150	649	240
Depreciation	(287)	(262)	(283)	(549)	(563)
Impairment items[2]	—	—	(194)	—	(194)
EBITDA	697	501	627	1,198	997
Crude steel production (Kt)	7,551	6,832	7,530	14,383	15,517
- Flat shipments (Kt)	5,137	5,316	5,239	10,453	10,657
- Long shipments (Kt)	2,002	1,796	2,073	3,798	4,184
Steel shipments (Kt)	7,138	7,108	7,305	14,246	14,833
Average steel selling price (US$/t)	967	931	926	949	879
Crude steel production increased by 10.5% to 7.6Mt in 2Q 2026, as compared with 6.8Mt in 1Q 2026, primarily reflecting the restart of production facilities at Asturias (Spain) following maintenance activities since September 2025, and the restart of the Dabrowa blast furnace (Poland) on April 28, 2026, in response to improving demand.
The Fos blast furnace (France), which had been idled since September 2023, was successfully restarted at the end of July 2026, reflecting improving demand and strengthening market conditions in Europe.
Sales increased by 4.7% to $7.8 billion in 2Q 2026 as compared to $7.4 billion in 1Q 2026, primarily reflecting higher average steel selling prices (+3.9%).
Year-on-year order books have inflected positively following the implementation of the TRQ from July 1, 2026. Consequently, steel shipments are expected to be stable to slightly higher in 3Q 2026 versus 2Q 2026, compared with the typical high-single-digit seasonal decline.
Operating income increased to $410 million in 2Q 2026 as compared to $239 million in 1Q 2026.
EBITDA in 2Q 2026 increased by 39.3% to $697 million as compared to $501 million in 1Q 2026, primarily reflecting a positive price-cost effect.
Sustainable Solutions

(USDm) unless otherwise shown	2Q 26	1Q 26	2Q 25	1H 26	1H 25
Sales	2,989	2,623	2,725	5,612	5,305
Operating income	84	69	77	153	114
Depreciation	(58)	(55)	(51)	(113)	(101)
EBITDA	142	124	128	266	215
Sales in 2Q 2026 increased by 13.9% to $3.0 billion as compared to $2.6 billion in 1Q 2026.
Operating income increased to $84 million in 2Q 2026 from $69 million in 1Q 2026.
EBITDA increased by 14.3% to $142 million in 2Q 2026 as compared to $124 million in 1Q 2026, primarily driven by improved performance across all businesses in particular the Building Solutions business.
Mining

	2Q 26	1Q 26	2Q 25	1H 26	1H 25
Sales	780	917	857	1,697	1,592
Operating income	93	215	196	308	449
Depreciation	(86)	(84)	(66)	(170)	(133)
EBITDA	179	299	262	478	582
Iron ore production (Mt)	10.1	9.7	8.3	19.8	16.7
Iron ore shipment (Mt)	9.4	10.0	9.9	19.4	17.9
Note: Mining segment comprises iron ore operations of ArcelorMittal Mines Canada (AMMC) and ArcelorMittal Liberia.
Iron ore production in 2Q 2026 increased by 3.5% to 10.1Mt, compared with 9.7Mt in 1Q 2026, driven by seasonally higher volumes at ArcelorMittal Mines Canada (“AMMC”), partly offset by lower output in Liberia due to heavy rainfall.
Compared to 2Q 2025, iron ore production increased by 22.0%, driven primarily by improved performance in Liberia, where operational improvements and the continued concentrator ramp up supported higher mining volumes.
In 2Q 2026, iron ore shipments (9.4Mt) were lower than iron ore production (10.1Mt), primarily due to shipment timing delays in Liberia caused by heavy rainfall and weather-related constraints impacting port operations at AMMC. In comparison, iron ore shipments in 2Q 2025 were higher than iron ore production, as AMMC shipped approximately 2Mt of inventory from prior periods that had accumulated at Port Cartier (AMMC) during the wharf rehabilitation. Liberia 2026 iron ore shipment guidance remains at 18Mt, supported by the ongoing ramp-up of the concentrator.
Sales in 2Q 2026 were 15.0% lower at $0.8 billion as compared to $0.9bn in 1Q 2026 reflecting lower iron ore shipments.
Operating income decreased to $93 million in 2Q 2026, compared with $215 million in 1Q 2026.
EBITDA in 2Q 2026 decreased to $179 million as compared with $299 million in 1Q 2026, primarily reflecting lower iron ore shipments and higher freight costs.
India and JVs
Income from associates, joint ventures and other investments increased to $229 million in 2Q 2026, as compared to $177 million in 1Q 2026, due to stronger AMNS India results.
ArcelorMittal has investments in various joint ventures and associate entities globally. The Company considers AMNS India (60% equity interest) joint venture to be of particular strategic importance, warranting more detailed disclosures to improve the understanding of its operational performance and value to the Group.
AMNS India

(USDm) unless otherwise shown	2Q 26	1Q 26	2Q 25	1H 26	1H 25
Production (Kt) (100% basis)	1,948	1,832	1,827	3,780	3,511
Shipments (Kt) (100% basis)	1,927	1,994	1,775	3,921	3,657
Sales (100% basis)	1,657	1,618	1,489	3,275	2,937
EBITDA (100% basis)	257	195	200	452	301
Sales increased by 2.4% to $1.7 billion in 2Q 2026 as compared to $1.6 billion in 1Q 2026, driven by higher average steel selling prices.
EBITDA increased by 31.5% to $257 million in 2Q 2026 as compared to $195 million in 1Q 2026, primarily due to a positive price-cost effect.

ArcelorMittal Condensed Consolidated Statements of Financial Position1

In millions of U.S. dollars	Jun 30, 2026	Mar 31, 2026	Dec 31, 2025
ASSETS
Cash and cash equivalents	4,898	4,359	5,476
Trade accounts receivable and other	4,508	4,130	3,476
Inventories	19,283	18,705	18,589
Prepaid expenses and other current assets	3,163	3,196	3,027
Assets held for sale[8]	140	105	37
Total Current Assets	31,992	30,495	30,605

Goodwill and intangible assets	5,461	5,487	5,252
Property, plant and equipment	41,399	41,239	41,041
Investments in associates and joint ventures	9,937	10,494	10,393
Deferred tax assets	8,561	8,705	8,860
Other assets	1,800	1,850	1,552
Total Assets	99,150	98,270	97,703

LIABILITIES AND SHAREHOLDERS’ EQUITY
Short-term debt and current portion of long-term debt	2,694	2,740	2,739
Trade accounts payable and other	12,932	12,291	13,008
Accrued expenses and other current liabilities	6,715	6,944	6,754
Liabilities held for sale[8]	54	35	19
Total Current Liabilities	22,395	22,010	22,520

Long-term debt, net of current portion	11,727	10,943	10,671
Deferred tax liabilities	2,328	2,327	2,294
Other long-term liabilities	5,877	5,779	5,682
Total Liabilities	42,327	41,059	41,167

Equity attributable to the equity holders of the parent	54,820	55,193	54,466
Non-controlling interests	2,003	2,018	2,070
Total Equity	56,823	57,211	56,536
Total Liabilities and Shareholders’ Equity	99,150	98,270	97,703

ArcelorMittal Condensed Consolidated Statements of Operations1

	Three months ended			Six months ended
In millions of U.S. dollars unless otherwise shown	Jun 30, 2026	Mar 31, 2026	Jun 30, 2025	Jun 30, 2026	Jun 30, 2025
Sales	16,761	15,457	15,926	32,218	30,724
Depreciation (B)	(780)	(749)	(697)	(1,529)	(1,353)
Impairment items[2] (B)	—	—	(194)	—	(194)
Exceptional items[3] (B)	—	—	1,162	—	1,162
Operating income (A)	1,055	753	1,932	1,808	2,757
Operating margin %	6.3%	4.9%	12.1%	5.6%	9.0%

Income from associates, joint ventures and other investments (C)	229	177	199	406	298
Impairments and exceptional items of associates, joint ventures and other investments	—	—	48	—	48
Net interest expense	(136)	(133)	(73)	(269)	(121)
Foreign exchange and other net financing (loss)/income	(286)	(80)	8	(366)	123
Income before taxes and non-controlling interests	862	717	2,114	1,579	3,105
Current tax expense	(33)	(138)	(139)	(171)	(320)
Deferred tax (expense)/benefit	(142)	2	(146)	(140)	(134)
Income tax (expense)/benefit (net)	(175)	(136)	(285)	(311)	(454)
Net income including non-controlling interests	687	581	1,829	1,268	2,651
Non-controlling interests loss	(4)	(6)	(36)	(10)	(53)
Net income attributable to equity holders of the parent	683	575	1,793	1,258	2,598

Basic earnings per common share ($)	0.90	0.76	2.35	1.65	3.40
Diluted earnings per common share ($)	0.89	0.75	2.34	1.65	3.38

Weighted average common shares outstanding (in millions)	760	761	762	761	765
Diluted weighted average common shares outstanding (in millions)	764	764	765	764	768

OTHER INFORMATION
EBITDA (A-B+C)	2,064	1,679	1,860	3,743	3,440
EBITDA Margin %	12.3%	10.9%	11.7%	11.6%	11.2%

Total Group iron ore production (Mt)	13.5	12.9	11.8	26.4	23.6
Crude steel production (Mt)	14.3	13.3	14.4	27.6	29.2
Steel shipments (Mt)	13.4	12.8	13.8	26.2	27.4

ArcelorMittal Condensed Consolidated Statements of Cash flows1

	Three months ended			Six months ended
In millions of U.S. dollars	Jun 30, 2026	Mar 31, 2026	Jun 30, 2025	Jun 30, 2026	Jun 30, 2025
Operating activities:
Income attributable to equity holders of the parent	683	575	1,793	1,258	2,598
Adjustments to reconcile net result to net cash provided by/(used in) operations:
Non-controlling interests income	4	6	36	10	53
Depreciation and impairments[2]	780	749	891	1,529	1,547
Exceptional items[3]	—	—	(1,162)	—	(1,162)
Income from associates, joint ventures and other investments	(229)	(177)	(199)	(406)	(298)
Impairments and exceptional items of associates, joint ventures and other investments	—	—	(48)	—	(48)
Deferred tax expense/(benefit)	142	(2)	146	140	134
Change in working capital	(457)	(1,524)	221	(1,981)	(1,491)
Other operating activities (net)	38	364	(262)	402	(271)
Net cash provided by/(used in) operating activities (A)	961	(9)	1,416	952	1,062
Investing activities:
Purchase of property, plant and equipment and intangibles (B)	(1,102)	(1,271)	(886)	(2,373)	(1,853)
Other investing activities (net)	597	(53)	123	544	61
Net cash used in investing activities	(505)	(1,324)	(763)	(1,829)	(1,792)
Financing activities:
Net proceeds/(payments) relating to payable to banks and long-term debt	825	456	(358)	1,281	(161)
Dividends paid to ArcelorMittal shareholders	(114)	(114)	(210)	(228)	(210)
Dividends paid to minorities shareholders (C)	(11)	(61)	(16)	(72)	(46)
Share buyback	(483)	—	(168)	(483)	(262)
Lease payments and other financing activities (net)	(65)	(59)	(61)	(124)	(111)
Net cash provided by/(used in) financing activities	152	222	(813)	374	(790)
Net increase/(decrease) in cash and cash equivalents	608	(1,111)	(160)	(503)	(1,520)
Cash and cash equivalents transferred to assets held for sale	(10)	(10)	(29)	(20)	(29)
Effect of exchange rate changes on cash	(35)	14	302	(21)	507
Change in cash and cash equivalents	563	(1,107)	113	(544)	(1,042)

Free cash flow (A+B+C)	(152)	(1,341)	514	(1,493)	(837)

Appendix 1: Capital expenditures1

(USD million)	2Q 26	1Q 26	2Q 25	1H 26	1H 25
North America	290	232	113	522	223
Brazil	153	179	139	332	319
Europe	405	362	294	767	623
Sustainable Solutions	68	80	77	148	130
Mining	134	367	208	501	443
Others	52	51	55	103	115
Total	1,102	1,271	886	2,373	1,853

Appendix 1a: Strategic growth projects completed during the last 4 quarters10

Segment	Site / unit	Capacity / details	Impact on EBITDA[6]	Key date / forecast completion
Mining	Liberia mine	Iron ore expansion to 20Mt/year; blending a portion of the new concentrate with crushed ore product to produce a sinter feed blend (>62% Fe)	$450m (of which $0.2bn captured in 2025)	Commissioning underway
Brazil	Serra Azul mine	Facilities to produce 4.5Mt/year DRI quality pellet feed by exploiting compact itabirite iron ore	$100m	Completed
Brazil	Barra Mansa	Increase capacity of HAV bars and sections by 0.4Mt/year	$70m	Completed

Appendix 1b: Ongoing strategic growth projects

Segment	Site / unit	Capacity / details	Impact on EBITDA[6]	Key date / forecast completion
Europe	Gijon (Spain)	Construction of a new 1.1Mt EAF to enable the production of low carbon emissions steel for the long products sector, specifically rails and wire rod	$50m	2H 2026
Europe	Sestao (Spain)	Capacity increased by 0.8Mtpa to 1.6Mtpa through debottlenecking initiatives	$100m	2H 2026
Europe	Mardyck (France)	Facilities to produce 155kt/year non-grain oriented electrical steels ("NOES") (of which 125kt/year for auto applications). Reversing mill ("REV") and annealing and pickling line ("APL")	$100m	2H 2027
India and JVs	Hazira (India)	Debottlenecking existing assets; AMNS India medium-term Phase 1 plans are to expand and grow in Hazira to ~15Mt; ongoing downstream projects; additional greenfield opportunities under development	$0.4bn (our 60% share of net income for Phase 1 and ongoing downstream projects)	2H 2026
North America	Las Truchas mine (Mexico)	Revamping project with 1Mtpa pellet feed capacity increase (to 2.3Mt/year) with DRI concentrate grade capability	$50m	1H 2027
North America	AM Calvert (US)	Advanced manufacturing facility for non-grain-oriented electrical steel (NOES) with a capacity of up to 150kt per year, essential for EV production and other commercial / industrial applications. The project consists of annealing and pickling line (APL), reversing cold mill (RCM) and annealing and varnishing (ACL)	$230m	2H 2027
Sustainable Solutions	Gujarat (India)	Hybrid renewable energy project comprising 300MWac of solar capacity, approximately 250MW of wind capacity, and a 300MWh Battery Energy Storage System (BESS)	$90m (incl. AMNSI benefits)	1H 2028
Sustainable Solutions	Rajasthan (India)
Large-scale renewable energy investment involving the development of a 400MWac (560MWp) solar power plant, integrated with a 500MWh Battery Energy Storage System (BESS), located in Bikaner, Rajasthan, India
			$60m (incl. AMNSI benefits)	1H 2028
Europe	Dunkerque (France)	New 2Mtpa EAF to complement existing BF-BOF route, lowering CO₂ emissions while preserving 5.5Mtpa crude steel capacity	$100m	Ramp up in 2030

Appendix 2: Debt repayment schedule as of June 30, 2026

(USD billion)	2026	2027	2028	2029	≥2030	Total
Bonds	0.7	1.2	0.6	0.5	5.4	8.4
Commercial paper	0.8	0.3	—	—	—	1.1
Other loans	0.7	0.4	0.8	0.4	2.6	4.9
Total gross debt	2.2	1.9	1.4	0.9	8.0	14.4
As of June 30, 2026, the average debt maturity is 7.6 years.
Appendix 3: Reconciliation of gross debt to net debt

(USD million)	Jun 30 2026	Mar 31 2026	Dec 31, 2025
Gross debt	14,421	13,683	13,410
Less: Cash and cash equivalents	(4,898)	(4,359)	(5,476)
Less: Cash and cash equivalents held as part of the assets held for sale[8]	(23)	(13)	(3)
Net debt (including Cash and cash equivalents held as part of assets held for sale)	9,500	9,311	7,931
Appendix 4: Adjusted net income and adjusted basic EPS

(USD million)	2Q 26	1Q 26	2Q 25	1H 26	1H 25
Net income attributable to equity holders of the parent	683	575	1,793	1,258	2,598
Impairment items[2]	—	—	(194)	—	(194)
Exceptional items[3]	—	—	1,162	—	1,162
Impairments and exceptional items of associates, joint ventures, and other investments	—	—	48	—	48
Related tax impacts and one-off tax charges[3]	—	—	(228)	—	(228)
Adjusted net income attributable to equity holders of the parent	683	575	1,005	1,258	1,810

Weighted average common shares outstanding (in millions)	760	761	762	761	765
Adjusted basic EPS $/share	0.90	0.76	1.32	1.65	2.37
Appendix 5: Terms and definitions
Unless indicated otherwise, or the context otherwise requires, references in this earnings release to the following terms have the meanings set out next to them below:
Adjusted basic EPS: refers to adjusted net income divided by the weighted average common shares outstanding.
Adjusted net income: refers to reported net income less impairment items and exceptional items and related tax impacts and one-off tax charges.
Apparent steel consumption: calculated as the sum of production plus imports minus exports.
Average steel selling prices: calculated as steel sales divided by steel shipments.
Cash and cash equivalents: represent cash and cash equivalents, restricted cash and short-term investments.
Capex: represents the purchase of property, plant and equipment and intangibles. The Group’s capex figures do not include capex at the JVs level (i.e. AM/NS Calvert until June 18, 2025 and AMNS India).
Crude steel production: steel in the first solid state after melting, suitable for further processing or for sale.
Depreciation: refers to amortization and depreciation.
EPS: refers to basic or diluted earnings per share.
EBITDA: defined as operating income plus depreciation, impairment items and exceptional items and income (loss) from associates, joint ventures and other investments (excluding impairments and exceptional items if any).
EBITDA/tonne or margin: calculated as EBITDA divided by total steel shipments.
Exceptional items: income / (charges) relate to transactions that are significant, infrequent or unusual and are not representative of the normal course of business of the period.
Free cash flow (FCF): refers to net cash provided by operating activities less capex less dividends paid to minority shareholders. The term free cash outflow is used when the difference is negative (i.e. negative free cash flow)
Foreign exchange and other net financing income/(loss): include foreign currency exchange impact, bank fees, interest on pensions, impairment of financial assets, revaluation of derivative instruments and other charges that cannot be directly linked to operating results.
Gross debt: long-term debt and short-term debt.
Impairment items: refers to impairment charges net of reversals.

Income from associates, joint ventures and other investments: refers to income from associates, joint ventures and other investments (excluding impairments and exceptional items, if any).
Investable cash flow: refers to net cash provided by operating activities less maintenance/normative capex.
Iron ore reference prices: refers to iron ore prices for 62% Fe CFR China. Pricing is generally linked to market price indexes and uses a variety of mechanisms, including current spot prices and average prices over specified periods. Therefore, there may not be a direct correlation between market reference prices and actual selling prices in various regions at a given time.
Kt: refers to thousand metric tonnes.
Liquidity: defined as cash and cash equivalents (included cash held as part of assets held for sale) plus available revolving credit facilities
LTIF: refers to lost time injury ("LTI") frequency rate equals lost time injuries per 1,000,000 worked hours (own personnel and contractors) and includes fatalities; an LTI is an incident that causes an injury that prevents the person from returning to his/her next scheduled shift or work period.
Maintenance/normative capex: refers to capital expenditures outside of strategic capital expenditures projects (and includes cost reduction plans and environment projects as well as general maintenance capital expenditures).
Mt: refers to million metric tonnes.
Net debt: long-term debt and short-term debt less cash and cash equivalents (including cash and cash equivalents held as part of assets held for sale)
Net interest expense: includes interest expense less interest income.
Operating results: refers to operating income/(loss).
Operating segments: North America segment includes the Flat, Long and Tubular operations of US, Canada and Mexico; and also includes all Mexico mines. The Brazil segment includes the Flat, Long and Tubular operations of Brazil and its neighboring countries including Argentina, Costa Rica, Venezuela; and also includes Andrade and Serra Azul captive iron ore mines. The Europe segment includes Flat and Long operations, and through October 30, 2025, included Bosnia and Herzegovina captive iron ore mines; Sustainable Solutions division includes Downstream Solutions and Tubular operations of the European business and our renewables operations in India. The Others segment includes the Flat, Long and Tubular operations of Ukraine and South Africa, the captive iron ore mines in Ukraine, holding companies and intragroup stock margin eliminations. Mining segment includes iron ore operations of ArcelorMittal Mines Canada and ArcelorMittal Liberia.
Own iron ore production: includes total of all finished production of fines, concentrate, pellets and lumps and includes share of production.
Price-cost effect: a lack of correlation or a lag in the corollary relationship between raw material and steel prices, which can either have a positive (i.e. increased spread between steel prices and raw material costs) or negative effect (i.e. a squeeze or decreased spread between steel prices and raw material costs).
ROCE (Return on capital employed): refers to operating income, excluding impairment and exceptional items, plus income from associates, JVs and other investments (excluding impairments and exceptional items, if any), minus income taxes (excluding one-off tax charges) divided by the average equity plus net debt for the period.
Shipments: information at segment and Group level eliminates intra-segment shipments (which are primarily between Flat/Long plants and Tubular plants) and inter-segment shipments respectively. Shipments of Downstream Solutions are excluded.
Working capital change (working capital investment / release): refers to movement of change in working capital - trade accounts receivable plus inventories less trade and other accounts payable.
Footnotes
1.The financial information in this press release has been prepared consistently with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and as adopted by the European Union. The interim financial information included in this announcement has also been prepared in accordance with IFRS applicable to interim periods, however this announcement does not contain sufficient information to constitute an interim financial report as defined in International Accounting Standard 34, “Interim Financial Reporting”. The numbers in this press release have not been audited. The financial information and certain other information presented in a number of tables in this press release have been rounded to the nearest whole number or the nearest decimal. Therefore, the sum of the numbers in a column may not conform exactly to the total figure given for that column. In addition, certain percentages presented in the tables in this press release reflect calculations based upon the underlying information prior to rounding and, accordingly, may not conform exactly to the percentages that would be derived if the relevant calculations were based upon the rounded numbers. Segment information presented in this press release is prior to inter-segment eliminations and certain adjustments made to operating results of the segments to reflect corporate costs, income from non-steel operations (e.g. logistics and shipping services) and the elimination of stock margins between the segments.
2.Impairment charges of $194 million in 2Q 2025 related to announced divestment of Zenica integrated steel plant and Prijedor iron ore mining business in Bosnia.
3.Exceptional gains of $1,162 million in 2Q 2025 includes a $1,742 million gain from acquiring Nippon Steel’s 50% stake in AM/NS Calvert (North America segment), partially offset mainly by final settlement of the purchase price of Votorantim's long business in Brazil ($0.4 billion). One-off tax charges for $0.2 billion relate to the reversal of a deferred tax asset and corresponding deferred tax expense which was partly offset by the positive tax impact relating to the Votorantim settlement (both of which are considered exceptional items for the calculation of adjusted net income).

4.See Appendix 4 for the reconciliation of adjusted net income and adjusted basic earnings per share; see appendix 3 for the reconciliation of gross debt to net debt.
5.September 2020 was the inception date of the ongoing share buyback programs. Following the completion of the first 10 million share buyback tranche during 2Q 2026, the Company launched a new tranche of share buy back up to 10 million shares.
6.The estimate of potential additional contribution to EBITDA is based on assumptions once ramped up to full capacity and assuming prices/spreads generally in line with the averages of 2015-2020. Other projects under development include two potential high-return investments in Brazil to expand higher-value steel capabilities i) the construction of a new high added value finishing line (cold rolling mill) and a continuous coating line at Tubarão facility, and ii) at ArcelorMittal Pecém which announced the approval of the first phase of a strategic project aimed at the developing of a new hot rolled coil production line at the site. We are advancing studies for a potential second 1.5Mt EAF at Calvert, which would expand domestic steelmaking capability at our world-class facility, enhance melt-and-pour capacity, and strengthen participation in the US steel market. The project would leverage existing infrastructure, established customer relationships and downstream assets, supporting attractive capital efficiency and value-added growth opportunities. Future growth optionality in India remains significant, with the announced 8.2Mtpa Andhra Pradesh greenfield project (assuming timely receipt of remaining regulatory approvals, including securing a long-term iron ore supply agreement with NMDC) and the potential expansion of Hazira to 24Mtpa (from 15Mtpa following completion of the current expansion) with detailed engineering underway, supporting a long-term pathway towards 40Mt of steelmaking capacity.
7.Liquidity at the end of June 30, 2026, of $10.4 billion consisted of cash and cash equivalents of $4.9 billion (including cash and cash equivalents held as part of assets held for sale) and $5.5 billion of available credit lines. On April 13, 2026, ArcelorMittal extended its $5.5 billion revolving credit facility. The maturity was extended by one year to May 29, 2031.
8.As of June 30, 2026, assets and liabilities held for sale are related to the ongoing disposal of a downstream long wire rod business in the Brazil segment. As of December 31, 2025, assets and liabilities held for sale related to the announced divestment of Tubular subsidiary.
9.The acquisition of Votorantim’s long steel business in Brazil in 2018 significantly strengthened ArcelorMittal’s market position, adding approximately 2Mt of annual production capacity, increasing market share, and unlocking cost efficiencies alongside substantial operational, logistics, and procurement synergies. As part of the original deal structure, Votorantim and ArcelorMittal retained certain put and call option rights. In March 2022, Votorantim exercised its put option, resulting in a valuation dispute that proceeded to arbitration in Brazil. Following hearings in October 2024, the parties reached a settlement in June 2025, under which ArcelorMittal Brasil will pay approximately $546 million over three years. Net of amounts previously provisioned, ArcelorMittal recorded a net amount of $0.4 billion in 2Q 2025 as an exceptional item. The first instalment of $0.2 billion was paid in 3Q 2025, and second paid in 2Q 2026, with 2 further annual payments of $0.1 billion due in 2027 and 2028.
10.In 1Q 2026, the existing Mineral Development Agreement (MDA) was extended to 2050, with a right to renew for a further 25 years. Under the terms of the agreement, ArcelorMittal paid $200 million to the Government of Liberia for certain rights it acquires per the agreement, namely the mining rights extension and reserved access to railroad capacity the Company is investing in (infrastructure is being expanded so it can transport up to 30Mt of iron ore annually). The Company is undertaking feasibility studies to increase iron ore production capacity beyond the 20Mtpa phase 2 currently in ramp-up.
Second quarter 2026 earnings analyst conference call
ArcelorMittal Management will host a conference call for members of the investment community to present and comment on the three-month period ended June 30, 2026 on: Thursday July 30, 2026, at 10.00 US Eastern time, 15.00 London time and 16.00 CET.
To access via the conference call and ask a question during the Q&A, please register in advance: https://register-conf.media-server.com/register/BIf1abb75c869a4ab5a6215076919b3fc2
Alternatively, the webcast can be accessed at: https://edge.media-server.com/mmc/p/nup3k9ud
A copy of the earnings call transcript will also be available on the website.

Forward-Looking Statements
This document contains forward-looking information and statements about ArcelorMittal and its subsidiaries. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements may be identified by the words “believe”, "will", “expect”, “anticipate”, “target”, "projected", "potential", "intend" or similar expressions. Although ArcelorMittal’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of ArcelorMittal’s securities are cautioned that forward-looking information and statements are subject to numerous risks and uncertainties, many of which are difficult to predict and generally beyond the control of ArcelorMittal, that could cause actual results and developments to differ materially and adversely from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the filings with the Luxembourg Stock Market Authority for the Financial Markets (Commission de Surveillance du Secteur Financier) and the United States Securities and Exchange Commission (the “SEC”) made or to be made by ArcelorMittal, including ArcelorMittal’s latest Annual Report on Form 20-F on file with the SEC. ArcelorMittal undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.
Non-GAAP/Alternative Performance Measures
This press release also includes certain non-GAAP financial/alternative performance measures. ArcelorMittal presents EBITDA, EBITDA/tonne, free cash flow (FCF), adjusted net income and adjusted basic earnings per share which are non-GAAP financial/alternative performance measures, as additional measures to enhance the understanding of its operating performance. The definition of EBITDA includes income from share of associates, JVs and other investments (excluding impairments and exceptional items if any, of associates, JVs and other investments) because the Company believes this information provides investors with additional information to understand its results, given the increasing significance of its joint ventures. ArcelorMittal believes such indicators are relevant to provide management and investors with additional information. ArcelorMittal also presents net debt, liquidity and change in working capital as additional measures to enhance the understanding of its financial position, changes to its capital structure and its credit assessment. Investable cash flow is defined as net cash provided by operating activities less maintenance/normative capex, and the Company thus believes that it represents a cash flow that is available for allocation at management’s discretion. The Company’s guidance as to free cash flow, EBITDA from Sustainable Solutions segment and additional EBITDA estimated to be generated from certain projects is based on the same accounting policies as those applied in the Company’s financial statements prepared in accordance with IFRS. ArcelorMittal is unable to reconcile, without unreasonable effort, such guidance to the most directly comparable IFRS financial measure, due to the uncertainty and inherent difficulty of predicting the occurrence and the financial impact of items impacting comparability. For the same reasons, ArcelorMittal is unable to address the significance of the unavailable information. Non-GAAP financial/alternative performance measures should be read in conjunction with, and not as an alternative to, ArcelorMittal's financial information prepared in accordance with IFRS. Comparable IFRS measures and reconciliations of non-GAAP financial/alternative performance measures are presented herein.
About ArcelorMittal
ArcelorMittal is one of the world's leading steel and mining companies, with a presence in 60 countries and primary steelmaking facilities in 14 countries. In 2025, ArcelorMittal had revenues of $61.4 billion and crude steel production of 55.6 million metric tonnes, while iron ore production reached 48.8 million metric tonnes.
Our goal is to help build a better world with smarter steels. Steels made using innovative processes which use less energy, emit significantly less carbon and reduce costs. Steels that are cleaner, stronger and reusable. Steels for electric vehicles and renewable energy infrastructure that will support societies as they transform through this century. With steel at our core, our inventive people and an entrepreneurial culture at heart, we will support the world in making that change. This is what we believe it takes to be the steel company of the future.
ArcelorMittal is listed on the stock exchanges of New York (MT), Amsterdam (MT), Paris (MT), Luxembourg (MT) and on the Spanish stock exchanges of Barcelona, Bilbao, Madrid and Valencia (MTS). For more information about ArcelorMittal please visit: https://corporate.arcelormittal.com/
Enquiries
ArcelorMittal investor relations: +44 207 543 1128; ESG: +44 203 214 2801 and Bonds/credit: +33 1 57 95 50 35.
E-mail: investor.relations@arcelormittal.com
ArcelorMittal corporate communications (e-mail: press@arcelormittal.com) +44 207 629 7988. Contact: Paul Weigh +44 203 214 2419